CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

Telkom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa

November 2, 2007

Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Telkom SA Limited
Form 20-F for the Fiscal Year ended March 31, 2007 (the “Form 20-F”)
Filed July 17, 2007
File No. 0-51034

Dear Ms. Blye:

I am submitting herewith the responses of Telkom SA Limited (“Telkom”), a public limited liability company incorporated under the laws of the Republic of South Africa, to the comments of the Staff of the Office of Global Security Risk of the Division of Corporation Finance conveyed in a Staff comment letter, dated September 27, 2007. For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

General

1.
We note the disclosure on pages 43-44, 48, and 78-79 that you have agreed to invest approximately $18.9 million in the EASSy submarine cable system, which will link several countries, including Sudan.  In addition, we note from the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

"International Prices" section of your website that you offer telegram and telex services to Cuba, Iran, North Korea, Sudan, and Syria, direct-dial telephone services to Cuba, Iran, Sudan, and Syria, and international mobile services to Cuba and Syria.  The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 20-F does not include any information regarding contacts with those countries.  Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through direct or indirect arrangements.  Your response should describe in reasonable detail the products and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Telkom supplementally confirms to the Staff that it is a member of the EASSy submarine cable system, which will link several countries, including Sudan, and that it offers telegram and telex services to Cuba, Iran, North Korea, Sudan, and Syria (the “Identified Countries”), direct-dial telephone services to Cuba, Iran, Sudan, and Syria, and international mobile services to Cuba and Syria.  The following information is supplementally provided to the Staff in response to the Staff’s comment.

EASSy Cable project

Telkom, like most national and global telecommunications providers, in the ordinary course of its business has entered into numerous multilateral agreements with foreign telecommunications companies to establish, own and operate international cable facilities. In this regard, Telkom owns capacity in cables such as SMW-3, Columbus-3, SAT3/WASC/SAFE, SAT2 and the latest addition – the EASSy cable.

The ownership of these cables is shared among the participating operators pro rata to the capital contribution made by each operator towards the cost of the system.  The number of operators participating as owners of Telkom’s cables range from 13 international operators (SAT2) to as many as 96 international operators (SMW3).  The EASSy cable currently constitutes an ownership of more than 25 operators, the bulk of which are based in East Africa due to the geographic nature of the particular project.

The ownership, construction and operation of these cables are performed according to terms and conditions contained in the Construction and Maintenance agreement, signed by all the owners of the facility. Each operator participating in such an agreement owns an undivided share of the cable capacity, and the relationship among the owners does not constitute a partnership but simply a multilateral purchase agreement to enable the establishment of the cable facility. Telkom, by the mere fact of its participation in the EASSy cable, has therefore not contracted nor partnered with the Government of Sudan or any Sudanese operators. The supply of the EASSy cable was contracted with Alcatel Submarine Networks (France). Once the facility has been established, the use, access and liabilities related to the cable system are largely independent for each of the operators.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

The EASSy Cable will land in every East African country, including South Africa and Sudan.  The EASSy cable is a critical cable for East Africa as it will connect a region of the world that has never been connected with fibre optic submarine cables. In that regard the cable combines the commercial requirements of developed & developing countries represented by operators such as Telkom with the developmental needs of the region’s emerging economies.  To facilitate the realization of the cable for operators from emerging economies, the world’s leading developmental funding institutions are active participants and have approved loans to ensure that no-one is excluded.  The participating developmental funding institutions include the International Finance Corporation (IFC), the European Investment Bank (EIB), the African Development Bank (AfDB), L’Agence Francaise de Developpement (AFD) and the German Development Bank (KFW).

The Sudanese landing is important for the project as it will be used to access numerous cables for onward connectivity to India, the Middle East and Europe such as the FLAG, SMW-3, SMW4 and potentially the I-ME-WE and SMW-V cables.

Telkom provides no products or services to any entity in Sudan.  Ownership of the EASSy cable is open to any duly licensed operator, an open access criterion that was set by Governments of the region as well as participating developmental funding institutions.  Telkom is only one of the approximately 25 participants and as such it cannot enforce the exclusion of any single operator or landing.

The operators in the EASSy cable include: Botswana Telecommunications Corporation, Communications Global Networks Services Limited (BT), Dalkom Somalia, Djibouti Telecom, Ethiopia Telecom Corporation, Canartel Sudan, France Telecom, Gilat, Kenya Data Networks, Lesotho Telecommunications Authority, Malawi Telecommunication Company, Mauritius Telecom, MTN International, Neotel, Onatel Burundi, Rwandatel,  SatCom Networks Africa Limited, Sentech Limited, Saudi Telecom Company, Sudan Telecom Company Limited (Sudatel), Telecomunicações de Moçambique, S.A.R.L., Telcel Burundi, Tel.One Zimbabwe, Teleglobe Bermuda Limited, Telecom Malagasy, Telkom Kenya Limited, Telkom SA Limited, Tanzania Telecommunications Company Limited, Uganda Telecom Limited, Vodacom Group,  Zambia Telecom Limited and Zanzibar Telecom.

Telkom does not have any contacts with the Governments of Sudan.  Sudan Telecom Company Limited (“Sudatel”) and Canar Telecommunications Company Limited (“Canartel”) are the two Sudanese operators participating in the project and due to their involvement in the project, Telkom interacts with these operators as two among the many operators involved in the project in the course of performing its business.  Sudatel is a company incorporated under the laws of Sudan, having its registered office / principal place of business at Sudatel Towers, P.O. Box 11155, Khartoum, Sudan.  Telkom believes that the major shareholders of Sudatel include the Sudan Government (believed to own approximately 20%), Etisalat (UAE), Q-Tel (Qatar) and The Arab Company.  The landing in Sudan will be facilitated by Sudatel.  Canartel is a company incorporated under the laws of Sudan, having its registered office / principal place of business at Al Qibla Building P.O. Box 8182, AL AMARAT, Khartoum, Sudan.  Telkom believes that the major shareholder of Canartel is Etisalat of the UAE.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

Contacts with Identified Countries

In addition, like most national and global telecommunications providers, including those in the United States, Telkom, during its ordinary course of business, has entered into numerous bilateral interconnection agreements with foreign telecommunication operators in respect of telecommunications traffic terminated on the respective operators’ networks, including an interconnection arrangement between Telkom and Empresa de Telecomunicaciones de Cuba, S.A. (“ETECSA”)  in Cuba.  As of March 31, 2007, Telkom had interconnection agreements with 96 operators in over 68 countries, allowing customers to make and receive calls abroad.

Bilateral telecommunication traffic between Telkom and ETECSA began in November 1999.  Revenues associated with telecommunication traffic originating from ETECSA and terminating on Telkom’s network for the past three years was $*** in fiscal year 2005, $*** in fiscal year 2006 and $*** in fiscal year 2007.  Revenues associated with telecommunication traffic originating from Telkom and terminating on ETECSA’s network for the past three years was $*** in fiscal year 2005, $*** in fiscal year 2006 and $*** in fiscal year 2007.  The total revenue associated with ETECSA represented approximately *** %, *** % and *** % of Telkom’s total consolidated revenues in fiscal years 2005, 2006 and 2007, respectively.  The voice minutes from ETECSA terminating on Telkom’s network in fiscal year 2007 was *** minutes (representing approximately *** % of Telkom’s total international interconnection traffic).  The voice minutes from Telkom terminating on ETECSA’s network in Cuba for fiscal year 2007 was *** minutes (representing approximately *** % of Telkom’s total international outgoing traffic).

Other than the ETECSA interconnect arrangement, Telkom has no agreements or commercial arrangements with any telecommunications operators in or the governments of any of Identified Countries.  Although subscribers of Telkom are provided with telegram, telex, direct-dial telephone and mobile services to and from the Identified Countries, Telkom does not maintain direct interconnect arrangements in respect of calls to and from the Identified Countries, except for the ETECSA interconnect agreement. Instead, such calls are routed through interconnect facilities with third party operators domiciled in other countries, including, but not limited to US operators IDT and Verizon.

In addition, Vodacom Group, Telkom’s 50% mobile joint venture with Vodafone, entered into international roaming agreements for the provision of GSM mobile roaming services in *** with *** in Cuba; in *** with *** in Sudan; and in *** with *** in Syria.  Vodacom Group does not have any international roaming agreements with mobile operators in Iran or North Korea.  Vodacom Group does not have any international data roaming agreements with mobile operators in any of the Identified Countries and does not have any direct interconnect agreements with operators in the Identified Countries for the termination of international outbound mobile traffic.

Finally, on April 19, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited (“Multi-Links”), a private telecommunications operator with a Unified Access

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria.  Like Telkom, although subscribers of Multi-Links are able to make outbound calls from Multi-Links to the Identified Countries, Multi-Links does not maintain direct links and does not have any interconnect arrangements in respect of calls to and from the Identified Countries.  Instead, such calls are routed through interconnect facilities with third party operators domiciled in other countries, namely Glo and Teleglobe.

Telkom does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees located in the Identified Countries, and Telkom has made no capital investment in the Identified Countries.  Telkom does not export products or technology to, or itself provide services within, any of the Identified Countries.

Moreover, it should be noted that the Republic of South Africa is a Member of the International Telecommunication Union (“ITU”) and is bound by its terms.  Accordingly, South African national telecommunication law requires that due cognizance be taken of the ITU Convention.  Telkom is a company licensed in the Republic of South Africa to provide telecommunications services and is thus bound through legislation to respect the undertakings of the Republic of South Africa to the ITU, which include the facilitation of communications among Members of the ITU.  Each of the Identified Countries, other than North Korea, is a Member of the ITU.

Telkom also respectfully notes that U.S. telecommunications carriers, which, unlike Telkom, are U.S. persons subject to U.S. economic sanctions administered by the Office of Foreign Assets Control under the U.S. Department of the Treasury (“OFAC”), are generally permitted to engage in transactions that are incident to the receipt or transmission of telecommunications involving the Identified Countries (see 31 C.F.R. §500.571; 31 C.F.R. §538.512 and 31 C.F.R. §515.418).  All of Telkom’s outgoing or incoming call minutes to and from these countries are incident to Telkom’s regular telecommunication services.  Therefore, Telkom believes that its business activities in connection with telecommunications traffic with such countries would generally be in compliance with OFAC regulations, if such regulations were applicable to Telkom.

2.
Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension find assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.  Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

Telkom supplementally confirms to the Staff that it has carefully considered the materiality of its contacts with the Identified Countries described in response to Comment 1, both in quantitative terms and based on qualitative factors, and has determined that such contacts would not constitute a material investment risk for its security holders.

Quantitative Factors

EASSy Cable Project

For Telkom, the EASSy cable does not constitute a primary global route but will primarily be used for access to East African markets such as Kenya, Tanzania, Uganda, Zambia, etc. It is deemed that by 2010 approximately five percent (5%) of Telkom’s international capacity will be routed on this cable for diversity purposes.  Capacity terminating in Sudan at that time at most is expected to constitute a single 2Mb/s (E1) which will comprise less than 0.01% of Telkom’s projected international capacity at that time.

There have been no business activities with Sudan or any Sudanese entity in the past 3 years related to the EASSy cable project other than sharing costs pursuant to the EASSy Memorandum Of Understanding (MOU). The MOU was established among 29 operators to develop the EASSy cable and required each participating operator to contribute $105,000 as its contribution towards the cost of developing the cable system. Telkom therefore contributed $105,000 towards the development of the EASSy cable during the past 3 years, which is immaterial in the context of Telkom’s total consolidated assets of $8.1 billion as of March 31, 2007.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

The next phase of the EASSy cable project is the supply of the facility, which has not yet commenced as certain requirements for coming into force have not yet been met.  It is expected that the supply contract will come in force by the end of 2007.  The total project budget comprises $235 million, with the bulk of the project cost being for the supply contract with Alcatel. The remainder is to cover project management costs, taxes, contingencies, etc.  Telkom and Vodacom pledged a combined capital cost contribution of $29.9 million for which they will secure approximately 12.5% of the capacity on the EASSy cable system, representing less than 0.369% of Telkom’s consolidated total assets as of March 31, 2007. The Telkom and Vodacom individual commitments amount to $18.9m and $11m, respectively.  Telkom disclosed its individual commitment to investors in the Form 20-F.

Contacts with Identified Countries

As discussed above, revenues associated with telecommunication traffic originating from ETECSA and terminating on Telkom’s network for the past three years was $*** in fiscal year 2005, $*** in fiscal year 2006 and $*** in fiscal year 2007.  Revenues associated with telecommunication traffic originating from Telkom and terminating on ETECSA’s network for the past three years was $*** in fiscal year 2005, $*** in fiscal year 2006 and $*** in fiscal year 2007.  The total revenue associated with ETECSA represented approximately *** %, *** % and *** % of Telkom’s total consolidated revenues in fiscal years 2005, 2006 and 2007, respectively.  The voice minutes from ETECSA terminating on Telkom’s network in fiscal year 2007 totalled *** minutes (representing approximately *** % of Telkom’s total international interconnection traffic).  The voice minutes from Telkom terminating on ETECSA’s network in Cuba for fiscal year 2007 totalled *** minutes (representing approximately *** % of Telkom’s total international outgoing traffic).

The voice minutes from Telkom destined to Iran, North Korea, Sudan and Syria for fiscal year 2007 were 375,420 minutes (representing approximately 0.07% of Telkom’s international outgoing traffic), 1,215 minutes (representing approximately 0.0002% of Telkom’s international outgoing traffic), 455,443 minutes (representing approximately 0.08% of Telkom’s international outgoing traffic) and 98,470 minutes (representing approximately 0.02% of Telkom’s international outgoing traffic), respectively.  The associated commitments for telecommunication traffic to these countries (Iran, North Korea, Sudan and Syria) are paid to third party operators domiciled in other countries, including, but not limited to US operators IDT and Verizon.  In the case of incoming minutes, Telkom is not provided with originating country data due to the fact it does not have an interconnect agreement with these countries. (Iran, North Korea, Sudan and Syria).

Outpayments made to third party operators for calls from Telkom to Iran for the past three years was $52,217 in fiscal year 2005, $27,814 in fiscal year 2006 and $ 35,714 in fiscal year 2007.  The operators used to terminate these calls from Telkom to Iran were Deutsche Telekom, Telecom New Zealand and Primus.  Outpayments made to third party operators for calls from Telkom to North Korea for the past three years was $916 in fiscal year 2005, $743 in fiscal year 2006 and $ 1,018 in fiscal year 2007.  The operators used to terminate

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

these calls from Telkom to North Korea were Belgacom and Telekom Austria.  Outpayments made to third party operators for calls from Telkom to Sudan for the past three years was $56,531 in fiscal year 2005, $69,291 in fiscal year 2006 and $ 80,867 in fiscal year 2007.  The operators used to terminate these calls from Telkom to Sudan were IDT corporation, France Telecom, Teliasonera and Verizon.  Outpayments made to third party operators for calls from Telkom to Syria for the past three years was $28,637 in fiscal year 2005, $20,135 in fiscal year 2006 and $22,272 in fiscal year 2007. The operators used to terminate these calls from Telkom to Syria were Telecom New Zealand, Primus and AT&T.

As discussed above, Vodacom Group has no direct interconnect agreements with operators in any of the Identified Countries for the termination of international outbound mobile traffic.  Vodacom Group’s international outbound mobile traffic to the Identified Countries is routed via Telkom.  In the case of incoming minutes, Vodacom Group is not provided with originating country data due to the fact that it does not have direct interconnect agreements with operators in any of the Identified Countries.  The revenue earned by Vodacom Group from interconnection agreements with entities in Cuba, Sudan and Syria for the year ended March 31, 2007 was approximately $***, $*** and $***, respectively, which Vodacom Group believes is not material when compared to Vodacom Group’s consolidated revenue of $5.6 billion in the year ended March 31, 2007.  The cost incurred by Vodacom for interconnection agreements with entities in Cuba, Sudan and Syria for the year ended March 31, 2007 was approximately $***, $*** and $***, respectively.

Similarly, as discussed above, Telkom’s newly acquired subsidiary, Multi-Links, does not maintain direct links and does not have any interconnect arrangements in respect of calls to and from the Identified Countries, although subscribers of Multi-Links are able to make outbound calls from Multi-Links to the Identified Countries, Multi-Links.  These calls are routed through interconnect facilities with third party operators domiciled in other countries, namely Glo and Teleglobe, and represented less than 0.5% of all international calls made from Multi-Links in July 2007.

Qualitative Factors

EASSy Cable Project

As discussed in response to Comment 1 above, the involvement of Sudanese companies in the EASSy cable does not mean that Telkom conducts business or has partnered with these companies or Governments.  Due to the developmental nature of EASSy project, no operators were refused participation and due to the open access requirement, the involvement of Sudanese operators could not be refused.  The participation of the Sudanese companies simply provides the EASSy parties with a means to onward connect to cables linking from Sudan and Saudi Arabia to the rest of the world. The landing in Sudan is therefore of benefit to the African operators for whom onward connectivity available from Sudan  is important due to the fact that it represents the most direct route and the landing

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

in North East Africa that has the largest number of cable landings (current and planned) offering onward connectivity.

To our knowledge, none of the operators in the EASSy cable project is controlled by the Sudan Government. There is no transfer or any exchange of cash between the Sudanese operators and Telkom. The capital cost contribution of each operator is paid directly to the project supplier by each party. This is achieved by using a central billing function currently performed by Uganda Telecom. The initial MOU contribution was also paid to Uganda Telecom, which manages the account and renders payments to suppliers or operators performing activities specifically on behalf of the consortium; i.e. hosting meeting, managing finances, translation of documents, etc.

Contact between Telkom staff and staff working for the Sudanese companies takes place during the EASSy project management meetings and is purely for the purpose of developing, implementing, managing and operating the EASSy cable system.

Furthermore, as previously discussed, the EASSy project is a significant development project for the East Coast of Africa for whom fibre connectivity has never before been realised, and Telkom does not believe that a reasonable investor, including state pension funds and U.S. universities would find such aims objectionable, particularly in light of the support the EASSy project has received from such developmental funding institutions as the International Finance Corporation (IFC), the European Investment Bank (EIB), the African Development Bank (AfDB), L’Agence Francaise de Developpement (AFD) and the German Development Bank (KFW).

Contacts with Identified Countries

Telkom does not believe that its contacts with the Identified Countries outlined in the response to Comment 1 above would be material to a reasonable investor in qualitative terms in making an investment decision about our shares.  As discussed above, Telkom does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees located in the Identified Countries, and Telkom has made no capital investment in the Identified Countries.  Telkom does not export products or technology to, or itself provide services within, any of the Identified Countries.

Telkom believes that any reasonable investor would expect a major telecommunications operator such as Telkom to receive revenues and to make payments to other network operators from telecommunications traffic with countries throughout the world, including countries identified as state sponsors of terrorism by the U.S. State Department.  Identical activities and transactions are undertaken by listed U.S. telecommunications operators.  Telkom believes that any reasonable investor would construe the roaming agreements and the revenues and charges related to calls to and from any foreign country as simply being in the ordinary course of business, particularly where such contacts are enshrined in the telecommunication provider’s home country license, as is the case with Telkom pursuant to the Republic of South Africa’s membership of the ITU.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY
TELKOM SA LIMITED PURSUANT TO 17 C.F.R. § 200.83.
THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN
THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE OFFICE OF GLOBAL SECURITY RISK OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE
SUCH OMISSIONS.

Telkom further notes that U.S. holders were estimated to beneficially own only 9.0% of Telkom’s outstanding shares as of March 30, 2007 and Telkom’s ADSs represented only 1.5% of Telkom’s total outstanding ordinary shares.  Furthermore, Telkom confirms that its investor relations department has never received any investor inquiry regarding its contacts with the Identified Countries.

If you have any further questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at +27 12 311 8281 or Scott Saks, of Paul, Hastings, Janofsky & Walker LLP, at 212 318-6311.

 Sincerely,

/s/ Deon Fredericks
Deon Fredericks
Acting Chief Financial Officer

 Attachment

cc:	Mr. Scott Saks, Paul, Hastings, Janofsky & Walker LLP